(610) 478-2099
                                           email: wjr@stevenslee.com



                        September 9, 1999

VIA EDGAR

Steven C. Duvall
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Yuasa, Inc. (the "Company")
     Registration Statement on Form S-1
     File No. 333-48881

Dear Mr. Duvall:

     Reference is made to the above Registration Statement filed on March 30, 1998. On behalf of the Company, I request permission to withdraw the Registration Statement due to continuing adverse market conditions which have impaired the Company's ability to complete its IPO on terms that are economically beneficial. On behalf of the Company, I represent that neither the Company nor any third party has sold or offered for sale any of the securities covered by the Registration Statement.

  If you have any questions or comments regarding this matter, please call me at (610) 478-2099.

                              Very truly yours,

                              YUASA, INC.

                              /s/ P. Michael Ehlerman

                              P. Michael Ehlerman,
                              Vice Chairman

PME/laz